August 12, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed July 10, 2013
File No. 333-179485

Dear Mr. Kluck:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 (“Form S-11 Amendment No. 5”) to the Registration Statement on Form S-11 (File No. 333-179485) of the Company (the “Form S-11 Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 7, 2013.

For convenience of reference, each Staff comment contained in your August 7, 2013 comment letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you five courtesy copies of the Form S-11 Amendment No. 5, filed by the Company on the date hereof, and five copies of the Form S-11 Amendment No. 5 which are marked to reflect changes made to the Form S-11 Registration Statement filed with the Commission on July 10, 2013 (the “Marked Copies”). The changes reflected in the Form S-11 Amendment No. 5 have been made in response to the Staff’s comments. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Form S-11 Registration Statement shall have the meanings set forth in the Form S-11 Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

Prospectus Summary, page 1

Summary Risk Factors, page 10

1.	Please revise to include a summary risk factor related to your risk factor on page 58 entitled, “The concentration of our ownership may adversely affect the ability of new investors to influence our policies.”

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary—Summary Risk Factors” on page 11 of the Form S-11 prospectus.

2.	Refer to the fourth bulleted risk factor on page 11 regarding your pending litigation. Please revise to include a cross-reference to your related disclosure beginning on page 225.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary—Summary Risk Factors” on page 11 of the Form S-11 prospectus.

Option Properties, page 22

3.	We note your disclosure that you do not intend to exercise the option for interests in either 112-122 West 34th Street or 1400 Broadway prior to closing of this offering. We also note that the litigation has been resolved for one property but not the other and that such resolution is a prerequisite to your exercising the options. Please clarify whether you may exercise your option to acquire 112-122 West 34th Street before or without exercising your option to acquire 1400 Broadway.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary—Option Properties” on page 22 of the Form S-11 prospectus. The Company supplementally advises the Staff, that as disclosed in the Form S-11 prospectus, following the closing of the offering, one or more of the independent directors will lead the appraisal or negotiation process with respect each of the option properties on its behalf and a majority of the independent directors must approve the price and terms of the acquisition of interests in each of the option properties.

Risk Factors, page 30

“There is currently litigation and the potential for additional litigation …,” page 49

4.	We note your disclosure on pages 50 and 227 regarding the appeal of the trial court’s rulings in the Class Actions and your statement that if the court’s decision was reversed by the appellate court, that it could have a material effect on you including injunctive relief. Please describe in greater detail the possible material effect that would result from injunctive relief.

In response to the Staff’s comment, the Company supplementally advises the Staff that in the trial court, the participants who raised the Limited Liability Law issue requested that the trial court direct a new solicitation in the event the court ruled in their favor. The plaintiffs also repeated that request in the documents that they filed with respect to the appeal. These documents were filed prior to closing of the offering and the risk factor addresses the circumstances after the offering. When describing the appeal from that ruling, in an abundance of caution the Company referred to the possibility of injunctive relief, even though we are not aware of what injunctive relief those participants might seek or the court might grant in the event the trial court’s ruling on the Limited Liability Company Law issue is reversed after the offering has closed. Since injunctive relief is one among a number of possible rulings which the court could conceivably make or that the participants might seek (plaintiffs have no motion currently pending seeking injunctive relief) and this form of relief could take a variety of forms, none of which are within the Company’s control, the Company respectfully submits to the Staff that it would not be appropriate for it to speculate on what form of injunctive relief the court might take.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 87

Liquidity and Capital Resources, page 116

5.	Refer to your first full paragraph on page 119. To the extent known, please provide a percentage breakdown of your funding of tenant improvements and leasing commission costs using operating cash flow, versus borrowings under the secured revolving and term credit facility. Please do the same in the second paragraph on page 119 regarding the funding of capital improvements needed to complete the renovation and repositioning program at the Empire State Building.

In response to the Staff’s comment, the Company supplementally advises the Staff that the anticipated breakdown of operating cash flow and borrowings as sources of funding of tenant improvement costs, leasing commissions and capital improvements is not known at this time. The Company supplementally advises the Staff that the Company anticipates funding a substantial portion of the capital improvement costs needed to complete the renovation and repositioning program at the Empire State Building with the new secured revolving and term credit facility, and the remainder, if any, with operating cash flow. However, liquidity is fungible and the Company will need to consider many factors (such as the availability of cash on hand, amounts outstanding under the facility, availability of other liquidity sources, other liquidity needs and the cost of capital) as each required expenditure is made to determine which liquidity source to use.

6.	We note your added disclosure on page 120. Please revise parts (ii) – (v) to provide more detail regarding the purpose of these loans. In addition, please more specifically identify the “existing loan” in part (i) and the “existing entity” in part (v).

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 120 of the Form S-11 prospectus.

Consolidated Indebtedness to be Outstanding after this Offering, page 121

Secured Revolving and Term Credit Facility, page 122

7.	We note your disclosure in the carryover paragraph at the top of page 123 regarding the fact that your extensions are subject to customary conditions. Please disclose whether you are currently in compliance with such conditions.

In response to the Staff’s comment, the Company advises the Staff that the existing $500.0 million term loan secured by the Empire State Building will be fully repaid with the new secured revolving and term credit facility upon the closing of the offering. Accordingly, the Company respectfully submits to the Staff that the Company’s compliance with the extension options is immaterial to an investor in the offering. The Company supplementally advises the Staff that the Company is currently in compliance with the conditions required with respect to the extension option.

Interest, page 123

8.	We note your added disclosure regarding the potential interest rate ranges. Please also provide these percentages based on your current leverage ratio and your current credit rating, or tell us why this is not appropriate.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After This Offering—Secured Revolving And Term Credit Facility” on page 123 of the Form S-11 prospectus to include what the applicable spreads would have been based on the Company’s leverage ratio, on a pro forma basis. The Company will not be eligible to utilize a spread based on a credit rating until such time as the Company or its operating partnership has obtained an investment grade rating.

Property Revenue and Operating Expenses, page 218

9.	We note your disclosure of net operating income per property. You state that the information is as of March 31, 2013. Please clarify if the net operating income is presented on a twelve month basis and whether it is a trailing twelve month amount or an annualized amount. Also, please tell us how this information ties to the operating results presented in your filing and explain how it reconciles in your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Business and Properties Property Revenue and Operating Expenses” on page 218 of the Form S-11 prospectus. In further response to the Staff’s comment, the Company supplementally advises the Staff that the information presented in the Property Revenue and Operating Expenses table on page 218 of the Form S-11 prospectus are for the twelve months ended March 31, 2013. The amounts presented are derived from our pro forma financial statements by taking the year ended December 31, 2012 period less the three months ended March 31, 2012 period plus the three months ended March 31, 2013 period. As noted in the revised disclosure in the Form S-11 prospectus, certain revenue items are excluded from base rent, which excludes the impact of straight line rental revenue and the net increase in rental revenue from the amortization of above and below-market lease assets and liabilities and base rent is calculated before abatements and free rent. Certain expense items are excluded from property operating expenses, which excludes ground rent, leasehold rent, overage rents, interest expense, capital expense, debt service, acquisition costs and non-cash items such as depreciation/amortization. The pro forma financial statements for the three months ended March 31, 2013 and for the year ended December 31, 2012 are included in the Form S-11 prospectus, however, the pro forma financial statements for the three months ended March 31, 2012 are not included the Form S-11 prospectus.

Business and Properties, page 177

Legal Proceedings, page 225

10.	We note your disclosure on page 226 that the terms of the settlement agreement include a payment of $55 million, with a minimum of 80% cash and maximum of 20% in freely-tradable shares of common stock and/or partnership units. We also note your disclosure that the payment in settlement of the Class Actions will be made by the Helmsley estate, affiliates of the supervisor, and certain investors in the private existing entities. Please revise to confirm whether the payment by these persons could be made in part with freely-tradable shares of common stock and/or partnership units and advise us of the exemption from registration that these persons intend to rely upon.

In response to the Staff’s comment, the Company supplementally advises the Staff that, as disclosed in the Form S-11 prospectus, the Company will not bear any of the settlement payments and the payments will be made by the Helmsley estate, affiliates of the supervisor and certain investors in the private existing entities who agreed to contribute. Since the obligation to make the payment is not an obligation of the Company, the Company respectfully submits to the Staff that the question of whether the payment could be made in part with freely-tradable shares of common stock and/or operating partnership units is not material to investors in the offering. The Company notes that its understanding is that the parties currently intend to make the payment in settlement of the class actions entirely in cash, although this is subject to change.

In further response to the Staff’s comment, the Company supplementally advises the Staff that issuance of shares of common stock and/or operating partnership units is an option available for the Helmsley estate and affiliates of the supervisor, but that they have not yet determined to pay any portion of the settlement agreement in shares of common stock and/or operating partnership units. If any portion of the settlement is paid in shares of common stock, the shares of common stock and/or operating partnership units are required to be freely-tradable shares of common stock and/or partnership units. We believe that the shares of common stock and/or operating partnership units would be freely tradeable, since the right to transfer the securities in settlement of the class actions only arises subsequent to the termination of the applicable lock-up periods and the securities could be issued in a transaction exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended. The securities are being transferred by defendants in settlement of claims against them in a litigation pursuant to a settlement agreement approved by the court, and the staff in prior no-action letters has recognized that this qualifies for an exemption under Section 3(a)(10).

Management, 228

Board Committees, page 233

11.	We note your added disclosure regarding your investment committee. Please provide greater detail regarding the responsibilities of this committee, including, for example, whether certain acquisitions will require committee approval.

In response to the Staff’s comment, the Company will revise the disclosure under the heading “Management—Board Committees” on page 234 of the Form S-11 prospectus in a future filing.

Unaudited Pro Forma Financial Information, page F-3

12.	We note the Opinions and Orders issued by the court on May 17, 2013 related to the Class Action Settlement and related attorneys’ fees and costs. Please expand your pro forma disclosure to address your consideration of this settlement when preparing your pro forma financial statements.

In response to the Staff’s comment, as discussed with the Staff, the Company directs the Staff to the disclosure in footnote (R) on page F-21 of the Form S-11 prospectus.

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Income (in thousands except per share amounts), page F-22

Adjustment (KK), page F-29

13.	Please revise to show how you calculated the decrease in interest expense including the interest rates you used, the basis for the interest rates, the historical amounts of interest backed out, and the new amounts of interest added.

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Form S-11 prospectus.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to Larry Medvinsky at (212) 878-8149.

Yours truly,

/s/ Larry Medvinksy
Larry Medvinsky Clifford Chance US LLP

cc:	Anthony E. Malkin
Eric McPhee
Jessica Barberich
Angela McHale
David L. Orlic